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EXHIBIT 12
JOSTENS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	2002	2001	2000		1999	1998
	Dollars in thousands
Earnings
Income from continuing operations before income taxes	$28,269	$26,540	$(10,468)		$43,999	$35,952
Interest expense (excluding capitalized interest)	68,435	79,035	60,252		7,486	7,026
Portion of rent expense under long-term operating leases representative of an interest factor	1,312	1,164	1,121		1,483	1,233

Total earnings	$98,016	$106,739	$50,905		$52,968	$44,211

Fixed charges
Interest expense (including capitalized interest)	$68,435	$79,035	$60,252		$7,887	$7,729
Portion of rent expense under long-term operating leases representative of an interest factor	1,312	1,164	1,121		1,483	1,233

Total fixed charges	$69,747	$80,199	$61,373		$9,370	$8,962

Ratio of earnings to fixed charges	1.4	1.3	0.8	(1)	5.7	4.9

(1)
For the year ended December 30, 2000, earnings did not cover fixed charges by $10.5 million.

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EXHIBIT 12 JOSTENS, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)